A.G.P./Alliance Global Partners
590 Madison Avenue, 28th Floor
New York, New York 10022

November 17, 2021

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alan Campbell

RE:	Flora Growth Corp.
Registration Statement on Form F-1 File No. 333-261123 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Flora Growth Corp. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m., Eastern time, on November 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated November 16, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representative of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this request, please call James T. Seery of Duane Morris LLP at (973) 424-2088.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS,
as representative of the several underwriters

By:/s/Thomas J. Higgins
Name: Thomas J. Higgins
Title: Managing Director, Investment Banking